Exhibit 99.2

Mesoblast Limited

ABN 68 109 431 870

Notice of Annual General Meeting

and

Explanatory Memorandum

For the Annual General Meeting of the Company to be held at:

Time:	11:00am (Melbourne time)

Date:	24 November 2020

Place:	Virtually through https://agmlive.link/MSB20

THIS IS AN IMPORTANT DOCUMENT

If you are in doubt as to what to do with this document, please immediately see your legal adviser, financial adviser or stockbroker.

In light of potential restrictions on public gatherings arising from the COVID-19 pandemic that may be in place at the date of the Annual General Meeting, the Annual General Meeting will be webcast live online through https://agmlive.link/MSB20. Shareholders are encouraged to attend, vote and ask questions online using their computer or mobile device by following the instructions outlined in this Notice of Annual General Meeting

Notice of Annual General Meeting

Notice is given that the Annual General Meeting (AGM) of Mesoblast Limited (ABN 68 109 431 870) (the Company or Mesoblast) will be held virtually at 11.00am (Melbourne time) on 24 November 2020 for the purpose of considering and, if thought fit, passing the resolutions set out below (Notice).

Virtual AGM

In light of the current circumstances resulting from the COVID-19 pandemic and the potential for continued restrictions on physical gatherings and to ensure the safety of shareholders and other participants, our AGM will be held ‘virtually’, with shareholders able to participate via an online platform using their computer or mobile device. Shareholders and proxyholders will be able to ask questions and vote in real time, subject to the connectivity of their devices.

Accessing the AGM online

Shareholders who wish to attend the AGM will be able to participate in the AGM through https://agmlive.link/MSB20.

We recommend logging onto our online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://agmlive.link/MSB20 into a web browser on your computer or online device.

Shareholders will need their Shareholder Reference Number or Holder Identification Number, which is printed at the top of their personalised proxy appointment form .

Proxyholders will need their proxy code which Link Market Services will provide via email no later than 24 hours prior to the AGM.

Further information on how to participate virtually is set out in this Notice and the Virtual Meeting Online Guide at http://investorsmedia.mesoblast.com/events/event-details/2020-annual-general-meeting.

Voting

Shareholders may vote by either:

•	using the online platform; or
•	appointing a proxy.

Detailed instructions on the above options are set out in this Notice in the section titled ‘Information on voting, proxies, corporate representatives and attorneys’.

Asking questions

A discussion will be held on all items to be considered at the AGM.

Shareholders will have a reasonable opportunity to ask questions during the AGM via the virtual AGM platform, including an opportunity to ask questions of the Company’s external auditor.

To ensure that as many shareholders as possible have the opportunity to speak, shareholders are requested to observe the following:

•

all shareholder questions should be stated clearly and should be relevant to the business of the AGM, including matters arising from the Annual Report, Directors’ Report (including the Remuneration Report) and Auditor’s Report, and general questions about the performance, business or management of the Company;

•	if a shareholder has more than one question on an item, all questions should be asked at the one time; and
•	shareholders should not ask questions at the AGM regarding personal matters or those that are commercial in confidence.

Shareholders who prefer to register questions in advance of the AGM are invited to do so. A Shareholder Question Form has been sent to shareholders and is also available on the Company’s website: http://investorsmedia. mesoblast.com/events/event-details/2020-annual-general-meeting.

We will attempt to address the more frequently asked questions in the Chairman and Chief Executive’s presentations at the AGM. Written questions must be received by the Company or Link Market Services Limited by 5.00pm on 17 November 2020, and can be submitted online, by mail, by fax or in person (as set out on the top of the Shareholder Question Form).

Mesoblast Limited – Notice of Annual General Meeting 2020	1

ITEMS OF BUSINESS

Please note that additional information concerning the proposed resolutions is contained in the Explanatory Memorandum that accompanies and forms part of this Notice.

1.	Receipt and Consideration of Financial Statements and Reports

To receive and consider the Financial Statements of the Company and the reports of the Directors and Auditor for the year ended 30 June 2020, as set out in the Company’s 2020 Annual Report.

2.	Adoption of the Remuneration Report

To consider and, if thought fit, pass the following resolution:

“That the Remuneration Report (which forms part of the Company’s 2020 Annual Report) for the financial year ended 30 June 2020 be adopted.”

The vote on this item is advisory only and does not bind the directors of the Company (Directors) or the Company. Voting exclusions apply to this item 2 - please see the Voting Exclusions on page 4.

3.	Re-election of Mr Donal O’Dwyer as a Director

To consider and, if thought fit, pass the following resolution:

“That Donal O’Dwyer, a Director retiring from office in accordance with clause 64.1 of the Company’s constitution, being eligible, is re elected as a Director of the Company.”

4.	Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2020/2021 Financial Year

To consider and, if thought fit, pass the following resolution:

“That the Company hereby approves, for the purposes of Listing Rule 10.14 and for all other purposes:

(i)

the grant to Dr Silviu Itescu (being the Chief Executive and Managing Director of the Company as at the date this resolution is passed) of 1,200,000 options, which form part of the long-term incentive component of Dr Itescu’s remuneration for the 2020/2021 financial year, under and in accordance with the Company’s Employee Share Option Plan and on the basis described in the Explanatory Memorandum accompanying the Notice of this Meeting; and

(ii)	any issue of fully paid ordinary shares in the Company to Dr Silviu Itescu upon the exercise of any such options.”

Voting exclusions apply to this item 4 – please see the Voting Exclusions on page 4.

5.	Ratification of Issue of Shares to Existing and New Institutional Investors

To consider and, if thought fit, pass the following resolution:

“That, for the purpose of ASX Listing Rule 7.4 and for all other purposes, shareholders approve and ratify the issue of shares by the Company to existing and new Australian and global institutional investors on the terms and conditions as more fully described in the Explanatory Memorandum accompanying the Notice of this Meeting.”

Voting exclusions apply to this item 5 – please see the Voting Exclusions on pages 4 and 5.

2	Mesoblast Limited – Notice of Annual General Meeting 2020

ITEMS OF BUSINESS

Further information

For detailed information on the above Agenda items, please refer to the Explanatory Memorandum on pages 6-13.

By order of the Board:

/s/ Charlie Harrison and Niva Sivakumar

Charlie Harrison and Niva Sivakumar
Joint Company Secretaries 26 October 2020

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Voting Exclusions

Voting Exclusion for Item 2 – Adoption of the Remuneration Report

The Company will disregard any votes cast on the resolution proposed in item 2:

•

by or on behalf of any Key Management Personnel (KMP) member whose remuneration details are included in the Remuneration Report, or any of their closely related parties, regardless of the capacity in which the votes are cast; or

•	by any person who is a KMP member as at the time item 2 is voted on at the AGM, or any of their closely related parties, as a proxy,

unless the votes are cast as a proxy for a person who is entitled to vote on item 2:

•	in accordance with a direction in the proxy appointment; or
•	by the Chair of the AGM in accordance with an express authorisation in the proxy appointment to cast the votes even if item 2 is connected directly or indirectly with the remuneration of a KMP member.

Voting Exclusion for Item 4 – Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2020/2021 Financial Year

The Company will disregard any votes cast in favour of the resolution proposed in item 4:

•	by a Director who is eligible to participate in the Company’s Employee Share Option Plan (or their respective associates); and
•	by any person who is a KMP as at the time item 4 is voted on at the AGM (or any respective closely related party).

However, the Company need not disregard a vote on the resolution proposed in item 4 if it is cast as proxy for a person who is entitled to vote:

•	by a Director or any associate of the Director, in accordance with the directions on the proxy form;
•	by the Chair of the AGM in accordance with the directions on the proxy form to vote as the proxy decides; or
•	by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
–	the holder votes on the item in accordance with directions given by the beneficiary to the holder to vote in that way.

In addition, a vote must not be cast on item 4 by a member of the KMP of the Company, or a closely related party of a KMP, acting as proxy for a person entitled to vote, if their appointment does not specify the way the proxy is to vote on item 4. This restriction on voting undirected proxies does not apply to the Chair of the AGM acting as a proxy for a person entitled to vote on item 4 because the Company’s proxy appointment expressly authorises the Chair of the AGM to exercise undirected proxies.

Voting Exclusion for Item 5 – Ratification of Issue of Shares to Existing and New Institutional Investors

The Company will disregard any votes cast in favour of the resolution proposed in item 5 by or on behalf of:

•	a person who participated in the issue; or
•	an associate of that person (or those persons).

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VOTING EXCLUSIONS

 However, the Company need not disregard a vote if:

•	it is cast by a person as proxy for a person who is entitled to vote, in accordance with the directions on the proxy form;
•	it is cast by the person chairing the meeting as proxy for a person who is entitled to vote, in accordance with a direction on the proxy form to vote as the proxy decides; or
•	it is cast by a holder acting solely in a nominee, trustee, custodial or other fiduciary capacity on behalf of a beneficiary provided the following conditions are met:
–	the beneficiary provides written confirmation to the holder that the beneficiary is not excluded from voting, and is not an associate of a person excluded from voting, on the Resolution; and
–	the holder votes on the item in accordance with directions given by the beneficiary to the holder to vote in that way.

Defined terms used in these voting exclusions

For the purposes of these voting exclusions:

•

The KMP are those persons having authority and responsibility for planning, directing and controlling the activities of the Mesoblast consolidated group, either directly or indirectly. This includes all Directors (Executive and Non Executive). The KMP for the Mesoblast consolidated group during the year ended 30 June 2020 are listed in a section titled ‘Key Management Personnel’ in Item 6.A of the Company’s Form 20-F for the year ended 30 June 2020 (which is contained within the Company’s Annual Report for the year ended 30 June 2020).

•	A closely related party of a KMP member means:
–	a spouse or child of the member; or
–	a child of the member’s spouse; or
–	a dependant of the member or of the member’s spouse; or
–	anyone else who is one of the member’s family and may be expected to influence the member, or be influenced by the member, in the member’s dealings with the Mesoblast consolidated group; or
–	a company the member controls.

The Company will also apply these voting exclusions to persons appointed as attorney by a shareholder to attend and vote at the AGM under a power of attorney, as if they were appointed as a proxy.

Mesoblast Limited – Notice of Annual General Meeting 2020	5

Explanatory Memorandum relating to the 2020 Notice of Annual General Meeting

This Explanatory Memorandum accompanies and forms part of the Notice of AGM.

ITEMS OF BUSINESS

Item 1 – Receipt and Consideration of Financial Statements and Reports

The laws in Australia require the Company’s financial statements and reports for the last financial year just ended to be presented to the Annual General Meeting. This item does not require a formal resolution to be put at the AGM.

Rather, this agenda item is intended to provide shareholders with the opportunity to raise questions on the financial statements and reports contained in the Company’s 2020 Annual Report, and on the performance of the Company generally.

Shareholders should note that the financial statements and reports will be received in the form presented. It is not the purpose of the meeting for the financial statements and reports to be accepted, rejected or modified in any way. There is no requirement either in the Corporations Act 2001 (Cth) (Corporations Act) or in the constitution of the Company for shareholders to approve the financial report, the Directors’ report or the Auditor’s report.

Item 2 – Adoption of the Remuneration Report

Under the Corporations Act, the Company is required to include in the Directors’ Report a detailed Remuneration Report setting out certain prescribed information relating to Directors’ and Executives’ remuneration and submit this for adoption by resolution of shareholders at the AGM.

The Remuneration Report is set out on pages 94 to 120 of the Company’s 2020 Annual Report. A copy of the 2020 Annual Report can be found on the Company’s website at http://investorsmedia.mesoblast.com/events/event-details/2020-annual-general-meeting or by contacting the Company’s share registry, Link Market Services.

The Remuneration Report includes:

•	an explanation of the Company’s remuneration strategy and guiding principles;
•	an explanation of the Company’s policies in relation to the nature and amount of the remuneration of the KMP;
•	a description of the relationship between such policies and the Company’s performance;
•	if an element of remuneration is performance based, an explanation why the performance conditions were chosen and how performance is measured against those conditions; and
•	remuneration details for the KMP.

During this item, there will be an opportunity for shareholders at the meeting to comment on and ask questions about the Remuneration Report and shareholders are asked to adopt the Remuneration Report.

The vote on the resolution in this item is advisory only and will not bind the Directors or the Company. The Board will take the outcome of the vote into consideration when reviewing remuneration practices and policies of the Company.

Recommendation

Noting that each Director has a personal interest in their own remuneration from the Company (as described in the Remuneration Report), and that each Director (or any closely related party of a Director) is excluded from voting their shares on item 2 (as described in the ‘Voting Exclusions’ section above), the Directors unanimously recommend that shareholders vote in favour of item 2 to adopt the Remuneration Report.

6	Mesoblast Limited – Notice of Annual General Meeting 2020

EXPLANATORY MEMORANDUM

Item 3 – Re-election of Mr Donal O’Dwyer as a Director

Mr O’Dwyer has served on our board of directors since 2004. He has over 35 years of experience as a senior executive and director in the global cardiovascular and medical devices industries. From 1996 to 2003, Mr O’Dwyer worked for Cordis Cardiology, the cardiology division of Johnson & Johnson’s Cordis Corporation, initially as its president (Europe) and from 2000 as its worldwide president. Prior to joining Cordis, Mr O’Dwyer worked with Baxter Healthcare, rising from plant manager in Ireland to president of the Cardiovascular Group, Europe, now Edwards Lifesciences. Mr O’Dwyer is a qualified civil engineer with an MBA.

He is on the board of directors of a number of life sciences companies including Fisher & Paykel Healthcare Ltd and NIB Holdings Ltd, and he will be retiring after 15 years service from the board of Cochlear Limited in October this year. With his experience as a senior executive and a director, as well as his extensive experience in the cardiovascular and medical devices industries, Mr O’Dwyer provides business, science, engineering and management expertise.

The Board has determined that Mr Donal O’Dwyer is an independent Director on the basis that he continues to bring valuable expertise, independent judgement and has not formed associations with management or others that might compromise his ability to fulfil his role as an independent Director. With this near-term period being pivotal for the Company with a number of upcoming milestones, Board stability is a priority. With this in mind, the Board considers Mr O’Dwyer’s continuation on the Board, and as Chair of the Nomination and Remuneration Committee, appropriate. Orderly renewal and succession planning remains a focus for the Board.

Mr Donal O’Dwyer’s current directorships of other listed companies

•	Non-executive Director, Fisher & Paykel Healthcare (since 2013)
•	Non-executive Director, NIB Holdings Ltd (since 2016)

Recommendation

The Directors (excluding Mr O’Dwyer) recommend that shareholders vote in favour of the re-election of Mr O’Dwyer.

Item 4 - Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2020/2021 Financial Year

As detailed in the Remuneration Report (set out on pages 94 to 120 of the Company’s 2020 Annual Report), the Board implemented a number of changes to its executive remuneration framework in the FY20 year in response to feedback received from proxy advisors and investors. The key changes relevant to this resolution were:

•	decreasing the amount of annual cash that the Chief Executive could earn through halving the Chief Executive’s short-term incentive opportunity to 50% of fixed remuneration (down from 100%);
•

decreasing the weighting of the Chief Executive’s fixed remuneration and increasing the weight of pay contingent on performance via the introduction of long term incentives (LTI), which consists of an option grant subject to milestone performance conditions.

These changes bring the CEO’s remuneration into better alignment with biotechnology peers in key markets for biotechnology personnel, which have a large proportion of remuneration in LTI, strongly aligning CEO outcomes to those of shareholders over a period of three years. This is considered critical at this pivotal point in Mesoblast’s journey to commercialisation.

Therefore, shareholders are asked to approve the issue of 1,200,000 milestone-based options (LTI Options) to Dr Silviu Itescu, Chief Executive and Managing Director of the Company, under the Company’s Employee Share Option Plan, which constitute the LTI component of Dr Itescu’s remuneration for the 2020/2021 financial year.

LTI Options

The LTI component of Dr Itescu’s remuneration will be in the form of options over fully paid ordinary shares in our Company, with each grant vesting on the achievement of specified milestones determined by the Board, as well as minimum holding periods from grant.

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EXPLANATORY MEMORANDUM

Vesting for the proposed issue of options will be contingent on achievement of the following milestones, being:

•

LTI Clinical/Commercialisation KPIs – 50% (600,000 options): milestones related to clinical and commercialization progress across the Company’s lead programs. Given the number of key near-term events (including Phase 3 trial readouts in chronic heart failure and chronic low back pain, anticipated completion of the ongoing trial in moderate/severe acute respiratory distress syndrome (ARDS) due to COVID-19, and a Type A meeting with the FDA relating to the Company’s pediatric aGVHD program), the Board intends to maintain some discretion around these milestones so they can best reflect the Company’s development and commercialization priorities following these events.

•	LTI Financial/Business KPIs – 50% (600,000 options) – completion of a significant licensing/collaboration agreement to build shareholder value and other confidential financing objectives.

Due to their commercially sensitive nature, the Company intends to provide further details related to the above performance metrics in the annual report following the achievement of the relevant milestones. It is noted that the KPIs may be deemed by the Board to have been only partially met, in which case not all of the grant amount may vest. For instance, for KPIs contingent on completion of trials, the proportion that will vest will vary depending on whether the trial finishes on time, on budget and with the expected number of participants.

The options are also subject to minimum holding periods, whereby they are eligible for vesting in three equal tranches subject to the vesting of the above milestones, on the first, second and third anniversary of the grant date. Therefore, if a milestone is achieved early, the vesting will be spread and deferred over three years from grant date.

Dr Itescu will only realise value from the options in the event that the milestones are achieved, and the share price of the company exceeds the exercise price (set based on the share price when the Board approved the grant of the options).

The options will be issued to Dr Itescu in accordance with the Company’s Employee Share Option Plan which was last approved by the Company’s shareholders at the 2019 AGM. Other than with respect to vesting conditions for these options set out above, the LTI Options issued to Dr Itescu will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 10 to 12.

Recommendation

The Directors (with Dr Itescu abstaining) recommend that shareholders vote in favour of item 4.

Information required by the ASX Listing Rules for item 4

The Company seeks shareholder approval to issue options to Dr Silviu Itescu for the purposes of ASX Listing Rule 10.14 which provides that an entity must not permit any Director to acquire securities under an employee incentive scheme without the prior approval of shareholders.

ASX Listing Rule 10.15 requires that the meeting documents concerning a proposed resolution to approve an issue of securities, in accordance with ASX Listing Rule 10.14, must include the following information:

The name and category which the person falls within in Listing Rule 10.14.1 – 10.14.3 and why	Dr Silviu Itescu is the Chief Executive and Managing Director of the Company.

The number and class of securities proposed to be issued to the person	The total number of options that may be issued to Dr Itescu is 1,200,000 milestone-based options.

If the person is a director, the details (including the amount) of the director’s current total remuneration package

Dr Itescu’s current total remuneration package consists of A$1,010,000 fixed remuneration, short term incentive payment of up to 50% of fixed remuneration (ie, A$505,000), and long term incentive consisting of 1,200,000 milestone-based options, amounting to a total value of approximately A$2,525,000.

8	Mesoblast Limited – Notice of Annual General Meeting 2020

EXPLANATORY MEMORANDUM

The number of securities that have previously been issued to the person under the scheme and the average acquisition price (if any) paid by the person for those securities	Dr Itescu has been previously issued 1,885,334 options under the Company’s Employee Share Option Plan. The exercise price for these options is A$1.47.

If the securities are not fully paid ordinary shares, a summary of the material terms of the securities, an explanation of why that type of security is being used and the value attributed to that security and its basis

The LTI Options issued to Dr Itescu will have terms and conditions attaching to the Company’s Employee Share Option Plan which are described in this Explanatory Memorandum at pages 10 to 12.

Options have been selected as the instrument for the LTI because they conserve cash, align with shareholder interests, and focus executives on ensuring strategy, risk management, and execution optimizes shareholder value.

The value attributed to each option is calculated using the Black Scholes formula, based on the 5-day VWAP leading up to the date of Board approval of the options.

The date or dates on or by which the Company will issue the securities to the person under the scheme which must not be later than 3 years after the date of this meeting	If item 4 is approved by shareholders, the corresponding options will be issued no later than 12 months after the meeting.

The price at which the Company will issue the securities to the person under the scheme	A$3.41

A summary of the material terms of the scheme	See below

No loans	No loans are proposed in connection with the proposed issue of Options.

Additional disclosures	If item 4 is passed, the Company will proceed with the issue of options noted above to Dr Itescu.

If item 4 is not passed, the Company will not be able to proceed with the issue of options noted above to Dr Itescu and the Company will consider alternative means of providing long term incentives to Dr Itescu.

Details of any securities issued under the scheme will be published by the Company in its annual report relating to the relevant period in which they are issued, along with a statement that approval for the issue was obtained under Listing Rule 10.14.

Any additional persons covered by Listing Rule 10.14 who become entitled to participate in an issue of securities under the scheme after this resolution is approved by shareholders and who are not named in this Notice of AGM will not participate until shareholder approval is obtained under Listing Rule 10.14.

Mesoblast Limited – Notice of Annual General Meeting 2020	9

EXPLANATORY MEMORANDUM

Summary of the terms of the Employee Share Option Plan

Maximum number of shares able to be issued

In broad terms, the maximum number of shares that may be issued (including shares issued on the exercise of options) to persons in Australia during any three-year period may not exceed 5% of the total number of shares on issue. There are certain exclusions from this limit, including shares issued under a formal disclosure document (such as a prospectus) and shares issued to certain exempt classes of persons provided for in the Corporations Act.

In addition, there is a maximum of 10,000,000 shares over which US Incentive stock options may be issued to individuals who are employed by the Company or another member of the Group that qualifies as a ‘related corporation’, as defined in US Treasury Regulations section 1.421-1(i)(2).

Ranking of shares issued under the Employee Share Option Plan	Shares issued on the exercise of the options will rank equally in all respects with other shares from the date of issue, subject to the satisfaction of any applicable disposal restrictions.

Participation on new issues of shares	Option holders cannot participate in new issues of shares to existing shareholders without exercising the option within the exercise period, and becoming a shareholder by the relevant record date.

Vesting conditions, expiry dates, exercise price and share acquisition price	Options are issued to eligible participants with each option entitling the holder to subscribe for one fully paid ordinary share in the Company on exercise.

The vesting conditions, expiry date and exercise price of options are determined by the Board in its discretion at the time of issue of the options.

The Company typically issues options under the Employee Share Option Plan on the following basis:

•   options issued are either time-based vesting or milestone-based vesting, or both, depending on the employee’s role. Time-based options vest in three equal tranches, with a tranche vesting on each of the first, second and third anniversary of the issue date. Milestone-based options vest upon achievement of pre-specified performance milestones;

• options have an expiry date of seven years from date of issue; and

•   the exercise price of options is the higher of (i) the volume weighted average share price of the five ASX trading days up to the date the Board approved the grant, and (ii) the closing price of an ordinary share on the ASX at Board approval.

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EXPLANATORY MEMORANDUM

Treatment of options on cessation of employment	Cessation of employment as a Leaver. If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Leaver’, then:

•   the participant may retain vested options, however they must be exercised within 60 days of cessation of employment (or within a longer period if so determined by the Board), after which time the options will lapse; and

•   any unvested options will normally be forfeited and lapse.

A ‘Leaver’ means a participant who ceases employment and who is not a Bad Leaver. A Leaver will include a participant who ceases employment due to resignation or retirement.

Cessation of employment as a Bad Leaver.

If a participant in the Employee Share Option Plan ceases employment, and the Board determines that the participant is a ‘Bad Leaver’, all rights, entitlements and interests in any unexercised options (whether vested or unvested) held by the participant will lapse immediately.

A ‘Bad Leaver’ is a participant who ceases to be employed by the Company where the Board determines that the participant has:

• committed any serious or persistent breach of any provisions of employment;

• been convicted of any criminal offence which involves fraud or dishonesty;

• engaged in any conduct which brings the Company into substantial disrepute;

• committed any wrongful or negligent act or omission which has caused the Company substantial liability;

• engaged in grave misconduct or recklessness in the discharge of the participant’s duties;

•   become disqualified from managing corporations in accordance with Part 2D.6 of the Corporations Act or has committed any act that, pursuant to the Corporations Act, may result in the participant being banned from managing a corporation; or

• engaged in any other conduct which the Board reasonably considers to be analogous to, or having a substantially similar seriousness to, any of the circumstances specified above.

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EXPLANATORY MEMORANDUM

Change of control

The Board has discretion to determine at any time that an unvested option may or may not vest on the occurrence of a Control Event – whether or not any or all applicable vesting conditions have been met.

A ‘Control Event’ means any of the following:

•   an offer is made by a person for the whole of the issued ordinary share capital of the Company (or any part as is not at the time owned by the offeror or any person acting in concert with the offeror) and after announcement of the offer the offeror (being a person who did not Control the Company prior to the offer) acquires Control of the Company;

• any other event occurs which causes a change in Control of the Company; or

• any other event which the Board reasonably considers should be regarded as a Control Event.

‘Control’ of an entity means having the right:

• to vote 50% (or more) of the votes that can be cast at a meeting of shareholders;

• to appoint or remove directors who possess 50% (or more) of the votes exercisable by all directors of the entity; or

• to 50% (or more) of the profits or distributions of the entity or of its net liquidation proceeds.

Amendments and administration

Subject to the ASX Listing Rules, the rules of the Employee Share Option Plan may be amended or supplemented by resolution of the Board. Unless the resolution of the Board expressly states otherwise, any amendment or supplement will not apply to any options granted which have not yet been exercised.

The Employee Share Option Plan is managed by the Board which has powers including to determine appropriate procedures for the administration of the Employee Share Option Plan, and to determine matters falling for determination under the Employee Share Option Plan in its discretion having regard to the interests of and for the benefit of the Company.

The Employee Share Option Plan may be terminated at any time at the discretion of the Board and no compensation under any employment contract will arise as a result.

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EXPLANATORY MEMORANDUM

Item 5 – Ratification of Issue of Shares to Existing and New Institutional Investors

The Company is seeking the approval of shareholders for the purposes of ASX Listing Rule 7.4 and for all other purposes, in respect of the issue of shares that has been made by the Company resulting from the placement announced to the ASX on 13 May 2020, as set out in the following table:

Persons to whom the issue was made	Existing and new Australian and global institutional investors received shares through the placement which was conducted with Bell Potter Securities as lead manager and underwriter.

Date of issue	18 May 2020

Number of shares issued	43 million

Issue price	A$3.20 per share

Terms of shares issued	Fully paid ordinary shares ranking equally with all other existing fully paid ordinary shares.

Use of the funds raised

A significant portion of the net proceeds was and will be used to scale up manufacturing of the Company’s lead product candidate remestemcel-L for the treatment of critically ill patients suffering with disease caused by cytokine release syndromes associated with high mortality, particularly COVID-19 acute respiratory distress syndrome (ARDS). Proceeds will also be used for working capital and general corporate purposes.

The issue of the above shares was within the 15% limitation imposed by ASX Listing Rule 7.1.

Under ASX Listing Rule 7.1, the Company may issue up to 15% of its share capital in any 12-month rolling period without shareholder approval, unless an exception in ASX Listing Rule 7.2 applies.

ASX Listing Rule 7.4 permits a company to obtain subsequent approval of a prior issue of securities from its shareholders. Such subsequent approval means the prior issue of securities is treated as having been made with shareholder approval for the purposes of ASX Listing Rule 7.1, and thereby refreshes the Company’s ability in the future to issue up to 15% of its share capital without obtaining prior shareholder approval to the extent of the number of shares being approved under this resolution.

If item 5 is not passed, the issue of placement shares noted above will be included in calculating the Company’s 15% limit in Listing Rule 7.1, effectively decreasing the number of equity securities it can issue without shareholder approval over the 12 months following the issue date for those shares.

As noted above, shareholder approval is now being sought for the purposes of ASX Listing Rule 7.4.

Recommendation

The Directors recommend that shareholders vote in favour of this resolution.

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Information on voting, proxies, corporate representatives and attorneys

Eligibility to Vote

For the purpose of voting at the AGM, the Directors have determined that all shares in the Company are taken to be held by the persons who are registered as holding them at 7.00pm (Melbourne time) on 22 November 2020. The entitlement of shareholders to vote at the AGM will be determined by reference to that time.

All Resolutions by Poll

In accordance with clauses 44.2 of the Company’s constitution, the Chair intends to call a poll on each of the resolutions proposed at the AGM. Each resolution considered at the AGM will therefore be conducted by poll, rather than a show of hands. The Chair considers voting by poll to be in the interests of the shareholders as a whole, and to ensure the proportionate representation of shareholders voting at the AGM.

Voting by Proxy

Please note that:

•	a shareholder of the Company entitled to attend and vote at the AGM is entitled to appoint a proxy. A shareholder who is entitled to cast two or more votes may appoint not more than two proxies;
•	a proxy may be either an individual or a corporation, and need not be a shareholder of the Company;
•	a single proxy exercises all voting rights of the relevant shareholder;
•

where two proxies are appointed, the shareholder may specify the proportion or number of that shareholder’s votes that each proxy is appointed to exercise. If a shareholder appoints two proxies and does not specify each proxy’s voting rights, each proxy may exercise half the votes. Fractions of votes are to be disregarded;

•

a proxy need not vote in that capacity (unless the proxy is the Chair of the AGM) on a poll. However, if the proxy’s appointment specifies the way to vote on a resolution, and the proxy decides to vote in that capacity on that resolution, the proxy must vote the way specified (subject to the voting exclusions noted above);

•	if a proxy does not attend the AGM then the Chair of the AGM will be taken to have been appointed as the proxy of the relevant shareholder in respect of the AGM; and
•

if the Chair of the AGM is appointed, or taken to be appointed, as a proxy, but the appointment does not specify the way to vote on a resolution, then the Chair intends to exercise the relevant shareholder’s votes in favour of the relevant resolution (subject to the voting exclusions noted above).

To be valid, the appointment of a proxy must be received by 11.00am (Melbourne time) on 22 November 2020 using one of the following methods:

•	faxing the proxy appointment form, along with the power of attorney or other authority (if any) under which the form is signed, to +61 2 9287 0309; OR
•	lodging the proxy appointment form (online, by mail or in person) along with the power of attorney or other authority (if any) under which the form is signed (or a certified copy thereof), as follows:

ONLINE:	by logging into the following website address – www.linkmarketservices.com.au –
using the holding details as shown on your proxy form and select ‘Voting’ and follow the prompts to lodge your vote

BY MAIL:	c/- Link Market Services Limited
Locked Bag A14
Sydney South, NSW 1235, Australia

BY HAND:	Link Market Services Limited
1A Homebush Bay Drive, Rhodes, NSW 2138, Australia; or
Level 12, 680 George Street, Sydney, NSW 2000, Australia

A personalised proxy appointment form has been sent to shareholders.

14	Mesoblast Limited – Notice of Annual General Meeting 2020

 Voting by Corporate Representatives

A shareholder or proxy that is a corporation and entitled to attend and vote at the AGM may appoint an individual to act as its corporate representative. Evidence of the appointment of a corporate representative must be in accordance with the Corporations Act and must be lodged with the Company before the AGM.

Voting by Attorney

A shareholder entitled to attend and vote at the AGM is entitled to appoint an attorney to attend and vote at the AGM on the shareholder’s behalf. An attorney need not be a shareholder of the Company.

The power of attorney appointing the attorney must be duly executed and specify the name of each of the shareholder, the Company and the attorney, and also specify the meetings at which the appointment may be used. The appointment may be a standing one.

To be effective, the power of attorney must also be returned in the same manner, and by the same time, as outlined above for proxy appointment forms.

Evidence of execution

If any instrument (including a proxy appointment form or appointment of corporate representative) returned to the Company is completed by an individual or a corporation under power of attorney, the power of attorney under which the instrument is signed, or a certified copy of that power of attorney, must accompany the instrument unless the power of attorney has previously been noted by the Company or the Company’s share registry.

Voting Online

Shareholders may vote by using the online platform. We recommend logging in to the online platform at least 15 minutes prior to the scheduled start time for the AGM by entering https://agmlive.link/MSB20 into a web browser on your computer or online device.

Shareholders will need their Securityholder Reference Number or Holder Identification Number, which is printed at the top of their personalised proxy appointment form.

Proxyholders will need their proxy code which Link Market Services will provide via email no later than 24 hours prior to the AGM.

Online voting will be open between the commencement of the AGM at 11:00am (Melbourne time) on 24 November 2020 and the time at which the Chair announces the closure of voting.

More information about online participation in the AGM is available in the Virtual Meeting Online Guide at http://investorsmedia.mesoblast.com/events/event-details/2020-annual-general-meeting.

Mesoblast Limited – Notice of Annual General Meeting 2020	15

Mesoblast the regenerative medicine company ABN 68109421870LODGE YOUR VOTE ONLINE www.linkmarketservices.com.au  ABN 68 109 431 870 BY MAIL  Mesoblast Limited  C/- Link Market Services Limited  Locked Bag A14  Sydney South NSW 1235 Australia   BY FAX  +61 2 9287 0309   BY HAND  Link Market Services Limited  1A Homebush Bay Drive, Rhodes NSW 2138; or  Level 12, 680 George Street, Sydney NSW 2000   ALL ENQUIRIES TO  Telephone: 1300 554 474 Overseas: +61 1300 554 474       PROXY FORM I/We being a member(s) of Mesoblast Limited and entitled to attend and vote hereby appoint:   APPOINT A PROXY OR if you are NOT appointing the Chair of the Meeting as your proxy, please write the name and email of the person or body corporate you are appointing as your proxy (an email will be sent to your appointed proxy with details on how to access the virtual meeting) the Chair of the Meeting (mark box) Name Email  or failing the person or body corporate named, or if no person or body corporate is named, the Chair of the Meeting, as my/our proxy to act on my/our behalf (including to vote in accordance with the following directions or, if no directions have been given and to the extent permitted by the law, as the proxy sees fit) at the Annual General Meeting of the Company to be held at 11:00am (Melbourne Time) on Tuesday, 24 November 2020 (the Meeting) and at any postponement or adjournment of the Meeting.  The Meeting will be conducted as a virtual meeting and you can participate by logging in online at https://agmlive.link/MSB20 (refer to details in the Virtual Annual General Meeting Online Guide).  Important for Resolutions 2 & 4: If the Chair of the Meeting is your proxy, either by appointment or by default, and you have not indicated your voting intention below, you expressly authorise the Chair of the Meeting to exercise the proxy in respect of Resolutions 2 & 4, even though the Resolution is connected directly or indirectly with the remuneration of a member of the Company’s Key Management Personnel (KMP).  The Chair of the Meeting intends to vote undirected proxies in favour of each item of business.   VOTING DIRECTIONS   Proxies will only be valid and accepted by the Company if they are signed and received no later than 48 hours before the Meeting. Please read the voting instructions overleaf before marking any boxes with an ☒   Resolutions For Against Abstain*   2 Adoption of the Remuneration Report  ☐ ☐  ☐   3 Re-election of Mr Donal O’Dwyer as a Director ☐ ☐  ☐   4 Approval of Proposed Issue of Options to Chief Executive, Dr Silviu Itescu, in Connection with his Remuneration for the 2020/2021 Financial Year ☐ ☐  ☐   5 Ratification of Issue of Shares to Existing and New Institutional Investors ☐ ☐  ☐   * If you mark the Abstain box for a particular Item, you are directing your proxy not to vote on your behalf on a show of hands or on a poll and your votes will not be counted in computing the required majority on a poll.   SIGNATURE OF SHAREHOLDERS – THIS MUST BE COMPLETED  Shareholder 1 (Individual) Joint Shareholder 2 (Individual) Joint Shareholder 3 (Individual)   Sole Director and Sole Company Secretary Director/Company Secretary (Delete one) Director  This form should be signed by the shareholder. If a joint holding, either shareholder may sign. If signed by the shareholder’s attorney, the power of attorney must have been previously noted by the registry or a certified copy attached to this form. If executed by a company, the form must be executed in accordance with the company’s constitution and the Corporations Act 2001 (Cth). MSB PRX2001N

HOW TO COMPLETE THIS SHAREHOLDER PROXY FORM    YOUR NAME AND ADDRESS  This is your name and address as it appears on the Company’s share register. If this information is incorrect, please make the correction on the form. Shareholders sponsored by a broker should advise their broker of any changes. Please note: you cannot change ownership of your shares using this form.  APPOINTMENT OF PROXY  If you wish to appoint the Chair of the Meeting as your proxy, mark the box in Step 1. If you wish to appoint someone other than the Chair of the Meeting as your proxy, please write the name and email address of that individual or body corporate in Step 1. A proxy need not be a shareholder of the Company.  DEFAULT TO CHAIR OF THE MEETING  Any directed proxies that are not voted on a poll at the Meeting will default to the Chair of the Meeting, who is required to vote those proxies as directed. Any undirected proxies that default to the Chair of the Meeting will be voted according to the instructions set out in this Proxy Form, including where the Resolutions are connected directly or indirectly with the remuneration of KMP.  VOTES ON ITEMS OF BUSINESS – PROXY APPOINTMENT  You may direct your proxy how to vote by placing a mark in one of the boxes opposite each item of business. All your shares will be voted in accordance with such a direction unless you indicate only a portion of voting rights are to be voted on any item by inserting the percentage or number of shares you wish to vote in the appropriate box or boxes. If you do not mark any of the boxes on the items of business, your proxy may vote as he or she chooses. If you mark more than one box on an item your vote on that item will be invalid.  APPOINTMENT OF A SECOND PROXY  You are entitled to appoint up to two persons as proxies to attend the Meeting and vote on a poll. If you wish to appoint a second proxy, an additional Proxy Form may be obtained by telephoning the Company’s share registry or you may copy this form and return them both together.  To appoint a second proxy you must:  (a) on each of the first Proxy Form and the second Proxy Form state the percentage of your voting rights or number of shares applicable to that form. If the appointments do not specify the percentage or number of votes that each proxy may exercise, each proxy may exercise half your votes. Fractions of votes will be disregarded; and  (b) return both forms together.  SIGNING INSTRUCTIONS  You must sign this form as follows in the spaces provided:  Individual: where the holding is in one name, the holder must sign.  Joint Holding: where the holding is in more than one name, either shareholder may sign.  Power of Attorney: to sign under Power of Attorney, you must lodge the Power of Attorney with the registry. If you have not previously lodged this document for notation, please attach a certified photocopy of the Power of Attorney to this form when you return it.  Companies: where the company has a Sole Director who is also the Sole Company Secretary, this form must be signed by that person. If the company (pursuant to section 204A of the Corporations Act 2001 (Cth)) does not have a Company Secretary, a Sole Director can also sign alone. Otherwise this form must be signed by a Director jointly with either another Director or a Company Secretary. Please indicate the office held by signing in the appropriate place.    CORPORATE REPRESENTATIVES  If a representative of the corporation is to attend the Meeting virtually the appropriate “Certificate of Appointment of Corporate Representative” must be received at vote@linkmarketservices.com.au prior to the Meeting in accordance with the Notice of Annual General Meeting. A form of the certificate may be obtained from the Company’s share registry or online at www.linkmarketservices.com.au.      LODGEMENT OF A PROXY FORM  This Proxy Form (and any Power of Attorney under which it is signed) must be received at an address given below by 11:00am (Melbourne time) on Sunday, 22 November 2020, being not later than 48 hours before the commencement of the Meeting. Any Proxy Form received after that time will not be valid for the scheduled Meeting.  Proxy Forms may be lodged using the reply paid envelope or:         ONLINE   www.linkmarketservices.com.au       Login to the Link website using the holding details as shown on the Proxy Form. Select ‘Voting’ and follow the prompts to lodge your vote. To use the online lodgement facility, shareholders will need their “Holder Identifier” - Securityholder Reference Number (SRN) or Holder Identification Number (HIN).     BY MAIL   Mesoblast Limited   C/- Link Market Services Limited   Locked Bag A14   Sydney South NSW 1235   Australia     BY FAX   +61 2 9287 0309     BY HAND   delivering it to Link Market Services Limited*   1A Homebush Bay Drive   Rhodes NSW 2138       or       Level 12   680 George Street   Sydney NSW 2000       * During business hours (Monday to Friday, 9:00am–5:00pm)